December 21, 2007

LAUREN NGUEN
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-7010

RE: Punchline Entertainment, Inc.
    Registration Statement on Form SB-2
    File No. 333-146934

Dear Lauren Nguen:

This letter shall serve as the request of Punchline Entertainment, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Wednesday, December 26, 2007, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * Should the Commission or the staff acting by delegated authority declares the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

     * The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Punchline Entertainment, Inc. from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

     * Punchline Entertainment, Inc. may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Nikolai Malitski
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Nikolai Malitski, President